FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Earnings Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	August/12/2009	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Earnings Report (Fair Disclosure)
※ The information contained in this report is estimated, it is subject to change according to actual settlement.
1. Business Results
Period
Current  Period      : 04/01/2009 ~ 06/30/2009
Accumulated Period  : 01/01/2009 ~ 06/30/2009

Preceding  Period    :  01/01/2009 ~ 03/31/2009

Corresponding  Period  of  The  Previous  Year : 04/01/2008 ~ 06/30/2008
Accumulated corresponding period          : 01/01/2008 ~ 06/30/2008

(Unit : mil. KRW)		Current Period	Preceding Period	Amount Increased/Decreased Compared to the Preceding Period(Increase/Decrease Rate)	Corresponding Period of The Previous Year	Amount Increased/Decreased Compared to the Corresponding Period of The Previous Year (Increase/Decrease Rate)
Sales	Amount	6,172	7,422	-1,250 (-16.84)	7,245	-1,074 (-14.82)
	Accumulated Amount	13,593	-	-	14,391	-798 (-5.54)
Operating ncome	Amount	69	1,905	-1,836 (-96.39)	-4,024	4,093 (Turn Over)
	Accumulated Amount	1,974	-	-	-7,792	9,766 (Turn Over)
Profit from continuing operation before corporate income tax	Amount	-73	4,672	-4,745 (Turn to the loss)	-11,795	11,722 (Decrease Loss)
	Accumulated Amount	4,598	-	-	-13,690	18,288 (Turn Over)
Net Income	Amount	-313	4,356	-4,669 (Turn to the loss)	-11,981	11,668 (Decrease Loss)
	Accumulated Amount	4,043	-	-	-14,089	18,132 (Turn Over)

2. Selective Release		Information Providers		Webzen Inc.
		Intended Audience		Institutional and retail investors, analysts, media etc.
		Date and Time of Information Release		08/12/2009
		(Scheduled) Time and Place for Release of Information		-
3. Contact Information		Person Responsible for Disclosure(Contact Information)		Chang keun Kim, CEO
		Person in Charge of Disclosure(Contact Information)		Jihee Jang, IR team
		Office in Charge(Contact Information)		Investor Relations (+82-2-3498-1600)
4. Other
		※ Relevant Disclosure		-